EXHIBIT 1

         Commtouch Reports Record Third Quarter Revenue of $8.1 Million

       Enterprise Market Drives Increase in Backlog to Record $40 million

Mountain View, California (October 25, 2000) -- Commtouch (Nasdaq: CTCH), the worldwide leader in outsourced email and messaging solutions, today announced record financial results for the third quarter 2000 and nine months ending September 30, 2000. Revenues for the quarter were $8.1 million, an increase of 627% over third quarter 1999 revenues of $1.1 million and a 37% increase over second quarter 2000 revenues of $5.9 million. Excluding amortization charges, the net loss for the quarter was $6.4 million, or $0.41 per share, compared to a net loss of $ 7.2 million, or $0.47 per share, in the second quarter of 2000, and a net loss of $3.92 million, or $0.31 per share, in the same quarter a year ago. The company also reported gross margin, of $5.1 million, a 64% increase over gross margin of $3.1 million in the quarter ended June 30, 2000. As of September 30, 2000, the Company had a backlog from contracts amounting to approximately $40 million, representing firm revenue commitments that will be recognized as revenue over future quarters. Enterprise customers represent 30% of this backlog.

"Commtouch delivered outstanding performance this quarter on all fronts with a strong contribution from the enterprise market." said Gideon Mantel, Commtouch CEO. "We wrote over $16 million in new business, with over 50% of the new backlog coming from enterprise customers. The quality of our revenue dramatically improved this quarter as a result of the growing trend by small, medium and large enterprises as well as and Internet-centric companies to select Commtouch for sophisticated email and messaging solutions." Mantel added, "The combination of our stronger margins, accelerating revenue streams from the enterprise market and strong channel development makes us very confident about our prospects in 2001 in topline growth and profitable operations."

                                     -More-

Enterprise Solutions:

Commtouch signed several significant channel distribution deals this quarter and expanded several existing contracts into the corporate outsourcing market including with Intel Online Services. Other notable distribution deals were with Registrars.com, Smart Online and FutureLink to provide Commtouch's messaging solutions and services to their customers.

Of the Internet-centric deals Commtouch signed in Q3 2000, the trend is toward large "clicks and mortar" corporations like Labatt, the Canadian brewer, and Banco Santander Central Hispanico, a leading Spanish bank, who are looking for Commtouch's expertise in web-based email to provide their representative websites with Commtouch services.

Wireless Enterprise:

 "We have successfully executed on our wireless strategy with a group of partners providing Commtouch with the appropriate solutions for engaging each segment of the wireless market," said Mr. Mantel. "These connectivity partnerships highlight the true advantages of Commtouch's technology and services. In addition, each of our wireless solutions partners serve as additional channels for our enterprise services."

Commtouch has signed deals with mobileID, GoAmerica, Pixo, Metricom's Ricochet Alliance, StarBand and OpenGrid to provide email to each of these wireless platform providers. This opens up an enormous opportunity on the scale of hundreds of millions of email boxes that Commtouch will be serving on wireless platforms.

International:

Commtouch's growth among international customers is reflected in its current new backlog of $16 million, of which 37% of the backlog relates to international customers. In addition, Commtouch now provides its new services in 26 languages, representing the most comprehensive language capabilities in the messaging space.

                                     -More-

Earnings Release Conference Call

Commtouch's third quarter conference call will take place at 5 p.m. (EDT) today. The call can be accessed via a simultaneous webcast at www.commtouch.com under the Investor Relations button. A replay of the call will remain on the site for approximately five days following the call.

                                 About Commtouch

Commtouch is the leading global provider of outsourced integrated email and messaging solutions, currently serving 18 million email boxes worldwide. Commtouch provides messaging solutions for some 400 various corporations, data centers, small to medium size enterprises, ASPs, ISPs, portals and online companies.

Commtouch offers integrated messaging applications in 26 languages that include advance features such as online calendaring, unified messaging, wireless integration, security and direct marketing applications.

Founded in 1991, Commtouch has offices in Silicon Valley, Los Angeles, New York City, Miami, London, Tel Aviv and Tokyo. Additional Company information may be obtained by visiting www.commtouch.com.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect", "plan", "estimate", anticipate", or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth in the Internet market; commerce and the general economy both domestic as well as international; fewer than expected new-partner relationships; competitive factors including pricing pressures; technological developments; and products offered by competitors; availability of qualified staff for expansion; and technological difficulties and resource constraints encountered in developing new products as well as those risks described in the Company's registration statement on Form 20-F filed with the SEC which is available through www.sec.gov.

             (C) 2000 Commtouch Software, Ltd. All rights reserved.

         Commtouch is a registered trademark of Commtouch Software Ltd.

Terms and product names in this document may be trademarks of others.

                                     -More-

                             COMMTOUCH SOFTWARE LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (In thousands)

                                                                    September 30,  December 31,
                                                                         2000         1999
                                                                       --------   --------
ASSETS
Current Assets:
  Cash and short term investments                                      $ 42,243   $ 84,046
  Trade receivables                                                       6,907      2,378
  Prepaid  marketing  expenses  relating  to  Go2Net  and  Microsoft
        warrants                                                            150      4,508
  Prepaid expenses and  other accounts receivable                         3,889      1,648
                                                                       --------   --------
          Total current assets                                           53,189     92,580
Severance Pay Fund                                                          811        354
Security Deposit                                                          1,481      1,254
Investment                                                                7,025       --
Property and Equipment, net                                              20,232      6,148
                                                                       --------   --------
                                                                       $ 82,738   $100,336
                                                                       ========   ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable                                                     $  2,598   $  1,510
  Employees and payroll accruals                                          1,590      1,032
  Deferred revenue                                                        1,313        561
  Other liabilities                                                       1,710      1,424
                                                                       --------   --------
          Total current liabilities                                       7,211      4,527
                                                                       --------   --------
Long-term Portion of Bank Loans and Capital Leases                           24         44
Accrued Severance Pay                                                       983        453
Minority Interest                                                           132       --
                                                                       --------   --------
                                                                          1,139        497
                                                                       --------   --------

Shareholders' Equity                                                     74,388     95,312
                                                                       --------   --------
                                                                       $ 82,738   $100,336
                                                                       ========   ========

                                     -MORE-

                                                       COMMTOUCH SOFTWARE LTD.
                                           CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                              (In thousands, except per share amounts)

                                                                           Three Months Ended                Nine Months Ended
                                                                              September 30,                     September 30,
                                                                     --------------------------          --------------------------
                                                                       2000              1999              2000              1999
                                                                     --------          --------          --------          --------
Revenues:
  Email Services                                                     $  6,246          $  1,117          $ 16,429          $  2,015
  Licenses                                                              1,870              --               1,870              --
                                                                     --------          --------          --------          --------
          Total revenues                                                8,116             1,117            18,299             2,015
                                                                     --------          --------          --------          --------
Cost of revenues
  Email Services                                                        3,025             1,043             7,930             2,083
  Licenses                                                               --                --                --                --
                                                                     --------          --------          --------          --------
          Total cost of revenues                                        3,025             1,043             7,930             2,083
                                                                     --------          --------          --------          --------

Gross profit (loss)                                                     5,091                74            10,369               (68)
                                                                     --------          --------          --------          --------
Operating expenses:
  Research and development, net                                         2,561               857             6,824             1,707
  Sales and marketing                                                   6,587             2,368            17,737             4,339
  General and administrative                                            3,184             1,345             7,866             2,645
  Amortization  of the  prepaid  marketing
    expenses relating to Go2Net & Microsoft
warrant                                                                   476             1,464             4,358             1,464
  Amortization of stock-based employee
     deferred compensation                                                763             1,096             2,288             2,495
                                                                     --------          --------          --------          --------
          Total operating expenses                                     13,571             7,130            39,073            12,650
                                                                     --------          --------          --------          --------
Operating loss                                                         (8,480)           (7,056)          (28,704)          (12,718)
Interest income (expense) and other, net                                  883               577             2,752               312
                                                                     --------          --------          --------          --------
Net loss                                                             $ (7,597)         $ (6,479)         $(25,952)         $(12,406)
                                                                     ========          ========          ========          ========
Basic and diluted net loss per share                                 $  (0.50)         $  (0.51)         $  (1.70)         $  (2.25)
                                                                     ========          ========          ========          ========
Weighted average number of shares used in
  computing basic and diluted net loss per
  share                                                                15,347            12,719            15,231             5,510
                                                                     ========          ========          ========          ========






Net Loss
 - as adjusted (1)                                                   $ (6,358)         $ (3,919)         $(19,306)         $ (8,447)
                                                                     =========         ========          ========          ========


Basic and diluted net loss per share
 - as adjusted (1)                                                   $  (0.41)         $  (0.31)         $  (1.27)         $  (1.53)
                                                                     ========          ========          ========          ========


                  (1) Excludes charges for amortization of stock-based  employee compensation and Go2Net and Microsoft Warrants.

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